FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of,         December                                        , 2002
                  -------------------------------------------        -----------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                          Form 40-F           X
                          ----------------                ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                 No                 X
                         ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX

Document                                                              Page No.

1.       Material Change Report dated December 2nd, 2002                   4
2.       Press Release dated December 3rd, 2002                           10
3.       Press Release dated December 3rd, 2002                           14

                                                                      Document 1

                             MATERIAL CHANGE REPORT
                     S.75(2) OF THE SECURITIES ACT (ONTARIO)
                    S.118(1) OF THE SECURITIES ACT (ALBERTA)
                S.85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                       S.73 OF THE SECURITIES ACT (QUEBEC)
                   S.81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               S.84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                     S.112 OF THE SECURITIES ACT (MANITOBA)
               S.76(2) OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


1.       Reporting Issuer

         Research In Motion Limited
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         November 21, 2002

3.       Press Release

         See attached copy of the press release issued through Canada Newswire, released on November 21, 2002.

4.       Summary of Material Change

                  On November 21, 2002, Research In Motion Limited ("RIM") announced that it would challenge a jury verdict relating to the complaint filed by NTP, Inc. ("NTP") in November, 2001. NTP is a holding company and has title to the patents in the lawsuit. NTP's complaint alleged that certain RIM products infringed on patents held by NTP. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems. The jury verdict, dated November 21, 2002, in the United States District Court for the Eastern District of Virginia was in favour of NTP. The jury's award of damages amounting to approximately US $23 million in the case remains subject to post trial motions and appeal. If the jury's verdict is upheld through the post trial and appeal processes, RIM would be required to pay NTP approximately US $23 million in damages. In its discretion, as a result of the jury's finding of wilful infringement by RIM, the Court may award additional damages, to result in a total award of up to three times the jury's verdict on damages.

5.       Full Description of Material Change

                  On November 21, 2002, Research In Motion Limited ("RIM") announced that it would challenge a jury verdict relating to the complaint filed by NTP, Inc. ("NTP") in November, 2001. NTP is a holding company and has title to the patents in the lawsuit. NTP's complaint alleged that certain RIM products infringed on patents held by NTP. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems. The jury verdict, dated November 21, 2002, in the United States District Court for the Eastern District of Virginia was in favour of NTP. The jury's award of damages amounting to approximately US $23 million in the case remains subject to post trial motions and appeal. If the jury's verdict is upheld through the post trial and appeal processes, RIM would be required to pay NTP approximately US $23 million in damages. In its discretion, as a result of the jury's finding of wilful infringement by RIM, the Court may award additional damages, to result in a total award of up to three times the jury's verdict on damages.

                  Accordingly, a pre-tax provision of approximately US $23 million will be recorded in RIM's third quarter results. The Court will rule on the jury's verdict and other post-trial motions in February, 2003. At that time, the judge will also rule whether the jury's finding of willfulness will result in an increase of damages. If the judge upholds the jury's finding of willful infringement, the amount of damages awarded against RIM by the Court in its discretion could be up to three times the jury's finding of US $23 million in damages. Additionally, the Court may assess against RIM the amount of NTP's reasonable attorney fees as a result of the willful infringement finding.

                  NTP may also seek an injunction against the use, sale, and manufacture of certain RIM Wireless Handhelds(TM) in the United States and the importation of such handhelds into the United States.

6.       Reliance on Confidentiality Provisions of Securities Legislation

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Senior Officer

         For further information, please contact Dennis Kavelman, Chief Financial Officer, (519) 888-7465 (x2222).

9.       Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.


         Dated at Waterloo, Ontario, this 2nd day of December 2002.



                                                     /s/ Dennis Kavelman
                                                     -----------------------
                                                     Dennis Kavelman
                                                     Chief Financial Officer

FOR IMMEDIATE RELEASE

         Research In Motion To Contest Verdict In NTP Inc. Litigation

         Research In Motion Maintains Focus On Customers, Partners And
         Innovation

Waterloo, ON - November 21, 2002 - Research In Motion Limited (RIM) (Nasdaq:
RIMM; TSX: RIM) announced that it will challenge today's jury verdict relating to the complaint filed by NTP Inc. in November, 2001. The complaint alleged that certain RIM products infringed on patents held by NTP Inc. that cover the use of radio frequency wireless communications in electronic mail systems. Today's jury verdict in the United States District Court for the Eastern District of Virginia was in favour of NTP Inc., a holding company and owner of the patents in the lawsuit.

Mike Lazaridis, RIM's President and Co-CEO, commented after the verdict was announced and explained that the verdict has no effect on RIM's patents and other intellectual property. "Although we are disappointed that the jury found for NTP at this stage of the litigation, it is important to understand that this verdict is not final and that it is only one step in a continuing legal process that could take several years or more to formally and finally resolve. The judge has an opportunity to review the jury's verdict. If the verdict is accepted, we will appeal. The validity and enforceability of our own patents were never at issue and are not affected at all by this verdict today. As our legal teams continue with this litigation, we remain focused on our priorities of designing, delivering and supporting innovative wireless solutions for our customers and partners."

Charles Meyer, Chief Legal Officer at Research In Motion added: "Today's jury verdict was wrong as both a matter of law and fact. We firmly believe that the jury verdict was unduly prejudiced by errors in the Court's pre-trial and trial rulings and we will ask the Court to review these issues in a hearing scheduled for February. For procedural reasons, we were not previously able to challenge the court's pre-trial rulings. We are finally at a stage now where we can seek review of all the errors in this case. Decisions of trial courts are often reversed or modified in the appellate court due to the technical complexity of the subject matter and the relative infrequency of patent trials at the District Court level. At the appellate level, a panel of judges with specialized experience and knowledge of patent law reviews the entire record of the case."

The award of damages to NTP in the case remains subject to post-trial motions and appeal and could potentially include a one-time payment by RIM of approximately US$23 million if the jury verdict is accepted. Accordingly, a pre-tax provision of approximately US$23 million will be recorded in the Company's third quarter. The Court will rule on the jury's verdict and other post-trial motions in February. At that time, the judge will also rule whether the jury's finding of willfulness will result in an increase of damages or not. If required, RIM will appeal this ruling and will request a review by the United States Court of Appeal at the Federal Circuit following the Court's judgment in February. RIM is confident that it will prevail upon appeal.

RIM will be hosting a conference call today at 5:30 p.m. to discuss today's jury verdict, which can be accessed by dialing 800-814-4853. The replay of this conference call can be accessed for one week following today's call. The replay can be accessed by dialing 416-640-1917 and entering reservation number 223023 or by visiting www.rim.net/investors/index.shtml.



About Research In Motion (RIM)

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
Tel: 212.771.3644
E-mail: spollard@brodeur.com

Investor Contact:
RIM Investor Relations
Tel: 519.888.7465
E-mail: investor_relations@rim.net



The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                                     Document 2

        RIM And Alpha Micro Sign Supply Agreement To Deliver OEM Radio
                     Modems For GSM/GPRS Wireless Networks

     RIM Receives International Regulatory Certifications For Radio Modems
            Operating at 850/1900 MHz And 900/1800 MHz Frequencies

Waterloo, ON and Basingstoke, UK - December 3, 2002 - Research In Motion Limited
(RIM) (Nasdaq: RIMM; TSX: RIM) and Alpha Micro Components today announced a new supply agreement that enables Alpha Micro to distribute RIM's OEM radio modems for GSM/GPRS wireless networks to device manufacturers in the UK and Ireland. RIM also announced today that its radio modems for GSM/GPRS networks received regulatory certifications in North America, Europe and Asia Pacific.

RIM's radio modems are designed to allow Original Equipment Manufacturers (OEMs) to wirelessly enable applications such as telemetry, telematics, mobile computing and financial transactions. For example, manufacturers use RIM's OEM radio modems to wirelessly enable ruggedized laptop computers and provide field service personnel with remote access to corporate information systems. This wireless connectivity enables field service personnel to increase both productivity and customer service.

Alpha Micro offers distribution expertise, custom integration and design services, enabling device manufacturers to achieve a competitive advantage through decreased time-to-market for wireless-enabled products.

Trintech Payment Solutions To Be Wirelessly Enabled With RIM Radio Modems Trintech, a leading point-of-sale terminal manufacturer, will use RIM's radio modems integrated with Alpha Micro socket boards to wirelessly enable its new Compact GPRS Point Of Sale (POS) terminal. Trintech's product is targeted to operators of prepaid network services that are deploying new terminals and to companies that are managing terminals for credit and debit card transactions.

"Trintech is dedicated to providing simple and secure wireless payment solutions," said John Harte, General Manager of Trintech's POS Division at Trintech Group PLC. "We chose to embed RIM OEM radio modems in our point-of-sale terminals because of their superior quality and design. Alpha Micro also provided us with the engineering services required to easily integrate RIM's wireless modems into our products."


RIM Receives Regulatory Certification For GSM/GPRS Radio Modems
RIM's OEM customers are provided with reliable, high-quality radio modems that offer efficient power management, proven radio code and easy integration. The new RIM GSM/GPRS radio modems have similar physical dimensions and electrical interfaces as RIM's RIM 902M (Mobitex) and RIM 802D (DataTAC) OEM radio modems, providing manufacturers with the versatility to easily deploy products for multiple wireless networks. The RIM 1802G and RIM 1902G radio modems are the first commercially available RIM modems that support all current GSM/GPRS frequencies (850/1900 MHz and 900/1800 MHz).

"RIM's radio modems are based on the same RIM hardware and software technologies embedded in BlackBerry(TM) handhelds and offer high-quality, proven technologies to device manufacturers," said Christos Papakyriacou, Managing Director at Alpha Micro. "Our relationship with RIM demonstrates our commitment to offering our customers the best wireless components available."

"Together, RIM and Alpha Micro will provide device manufacturers with the embedded technologies and services needed to integrate radio modems efficiently and reliably," said Mike Lazaridis, President and Co-CEO at Research In Motion. "Our new GSM/GPRS radio modems follow our long-standing tradition of performance and leadership in this sector and have now been certified for use in North America, Europe and Asia Pacific."

RIM has received key regulatory certifications for the RIM 1902G and RIM 1802G radio modems for GSM/GPRS wireless networks. The Federal Communications Commission (FCC), Industry Canada (IC) and PCS Type Certification Review Board (PTCRB) issued approval for the RIM 1902G operating on the 850/1900 MHz frequencies in North America. The Radio and Telecommunications Terminal Equipment (R&TTE) and GSM Certification Forum (GCF) issued approval of the RIM 1802G radio modem for operating on 900/1800 MHz frequencies in Europe and Asia Pacific.

General Packet Radio Service (GPRS) is a global wireless standard that uses existing GSM (Global System for Mobile telecommunications) radio base stations and converts wireless data into standard Internet packets, enabling interoperability between the Internet and the GSM/GPRS network.

Customers can place RIM OEM Radio Modem orders today by contacting Alpha Micro at +44 (0)1256 851770 or sales@alphamicro.net.

About Trintech
Founded in 1987, Trintech is a leading provider of secure electronic payment infrastructure solutions for card-based transactions for physical world commerce, eCommerce and mobile commerce. The company offers a complete range of payment software products for credit, debit, commercial and procurement card applications, as well as being a world leader in the deployment of payment solutions for Internet commerce that are fully SSL and SET(TM) compliant. Trintech's range of scalable open systems architecture solutions for UNIX(R) and Windows NT(TM) platforms covers consumer, merchant and financial institution requirements for physical payments and the emerging world of electronic commerce. Trintech can be contacted in the US at 15851 Dallas Parkway, Suite 940, Addison, TX 75001 (T. +1-972-701-9802), Ireland at Trintech Building, South County Business Park, Leopardstown, Dublin 18 (T: +353-1-207-4000).

About Alpha Micro
Founded in 1995, Alpha Micro Components has established itself as a specialist distributor of communications modules in the fields of EPOS, Security, Telecomms, and Datacomms. Headquartered in Hampshire UK, the company now serves Europe, the UK, and North America with offices in Florida (USA), Shannon (Ireland), Zurich (Switzerland). Alpha Micro offers a unique mix of Engineering and Field Application support, in addition to representing leading IC and Module manufacturers such as TDK, Alcatel, and RIM.

About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #


Media Contacts:
Andrew Tingley
Brodeur Worldwide for RIM
212.771.3645
atingley@brodeur.com

Richenda Wood
Livewire PR for Alpha Micro
44.20.8339.7442
richenda.wood@livewirepr.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                                      Document 3

          RIM Introduces New BlackBerry Wireless Handheld For Nextel

          Java-Based BlackBerry 6510 Features Wireless Email, Phone,
                 Walkie-Talkie, Web And Organizer Applications

Waterloo, ON - December 3, 2002 - Research In Motion Limited (RIM) (Nasdaq:
RIMM; TSX: RIM) today introduced a new data and voice-enabled BlackBerry Wireless Handheld(TM) for Nextel. The new Java-based BlackBerry 6510(TM) begins shipping this week from Nextel and delivers email, digital cellular phone, walkie-talkie, web and organizer applications in a single wireless handheld. The BlackBerry 6510 also supports open standards and incorporates Java(TM) 2 Micro Edition (J2ME), providing the ability to support a variety of applications targeted to key vertical market segments including financial, government, distribution, professional services, real estate, field sales and service, construction and manufacturing.

"Nextel and RIM have both demonstrated leadership in serving business customers. BlackBerry is clearly the leading wireless enterprise platform with BlackBerry Enterprise Server deployed by thousands of organizations and more than 90% of Nextel's existing customers are business users," said Mike Lazaridis, President and Co-CEO at Research In Motion. "With integrated support for Nextel's popular `walkie-talkie' feature as well as email, phone, web and organizer features, the BlackBerry 6510 is a new and exciting 2.5G wireless handheld that we expect to be very popular."

"Nextel is leading the industry in providing wireless business solutions that increase the productivity of the mobile workforce," said Blair Kurtow, Nextel's vice-president of product development. "With the addition of the BlackBerry 6510 to our product offering, our customers have access to Nextel's powerful all digital packet data network, our 4-in-1 communications solutions that includes Direct Connect(TM) and RIM's popular BlackBerry wireless platform in one easy to use, scaleable device."

BlackBerry continues to distinguish itself as the leading wireless platform for corporate customers. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution. The BlackBerry 6510 is the newest addition to the multifaceted BlackBerry solution. It leverages RIM's advanced technologies and infrastructure together with J2ME and leading 2.5G wireless networks to provide a compelling and seemingly effortless experience.

INTRODUCING THE BLACKBERRY 6510

Handheld Design: The BlackBerry 6510 offers always-on data operation with an integrated phone. With a palm-sized form, the BlackBerry 6510 is sleek (approximately 4.4 x 2.9 x 0.94 inches) and lightweight (approximately 5.8 oz). The handheld features RIM's popular and easy-to-use "thumb-typing" keyboard design, navigation trackwheel, dedicated Direct Connect button, embedded RIM wireless modem, rechargeable/removable lithium battery, intuitive interface, integrated speaker/microphone and headset jack. Both the screen and keyboard are backlit for easy reading and typing during day or night.

Email: RIM's advanced approach to wireless email is popular and proven with enterprise customers. BlackBerry 6510 users can enjoy a secure, wireless extension to their existing enterprise mailbox. There is no need to worry about retrieving or "pulling" email since BlackBerry's "push" architecture enables email to be automatically delivered. Users can read, compose, forward, reply, file or delete messages at their convenience and synchronize their inbox and folders between their BlackBerry handheld and PC.

Digital Cellular Voice: The built-in, high-quality phone supports voice services with optional features such as call waiting, call answer, conference calling and call forwarding. It includes an integrated speaker/microphone designed for comfort and clarity when held to the ear and a headset that attaches for convenient, hands-free conversation allowing users to read, type or retrieve information while they talk.

Direct Connect(TM): The BlackBerry 6510 provides Direct Connect, Nextel's long-range digital walkie-talkie feature that lets you get right through at the push of a button. The BlackBerry 6510 is the first BlackBerry Wireless Handheld to incorporate digital walkie-talkie services.

Wireless Web: An increasing variety of wireless Internet services are available that allow fast access to select information on the web including news, travel, business and entertainment updates. BlackBerry 6510 customers can use the BlackBerry web browser to access Nextel's content services and gateways. The BlackBerry browser is dual-purpose for organizations that deploy BlackBerry Enterprise Server v.3.5, allowing it to also access corporate data securely via the new Mobile Data Service feature of BlackBerry Enterprise Server. The BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server.

Personal Organizer: A full-featured connected organizer is included with calendar, address book, memo pad and task list applications for maximum productivity. With RIM's wireless calendar synchronization* features, the user's online calendar and handheld calendar can be wirelessly synchronized without need for a cradle. This enables the user to initiate, accept or decline meeting requests using their BlackBerry handheld and their online calendar will also be updated for the benefit of colleagues and assistants trying to schedule new appointments.

Application Integration: The BlackBerry 6510 features exceptional software integration, making it very easy to use. A single integrated address book and inbox serve all email and voice applications. You can even click on an email address, telephone number or URL inside a message to automatically invoke an email message, call the telephone number or connect to the URL.

Java: Java 2 Micro Edition (J2ME) is optimized for wireless devices and provides an industry standard programming environment for custom and commercial application development and deployment. In addition to Java-based handhelds, RIM offers a BlackBerry Development Environment for J2ME. Support for J2ME opens the BlackBerry platform to a large and growing developer community that currently includes more than three million Java developers.

The Nextel Network: The BlackBerry 6510 operates on the Nextel network, a nationwide all-digital packet data network. Nextel currently has coverage in 197 of the top 200 metropolitan areas where approximately 239 million people live or work.

BlackBerry Enterprise Server: Thousands of companies and government organizations around the world have deployed BlackBerry Enterprise Server software behind their firewall. BlackBerry Enterprise Server supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform. Organizations that have already deployed BlackBerry Enterprise Server can add handhelds running on multiple networks, without any changes to their existing infrastructure.

BlackBerry Web Client: In addition to the enterprise email integration option enabled by BlackBerry Enterprise Server, RIM provides a web-based application called BlackBerry Web Client. It supports ISP email accounts through the POP3 protocol and allows users to access multiple existing email accounts from a single BlackBerry handheld (including a default web mail account provided with each handheld). BlackBerry Web Client appeals to customers that do not currently use Microsoft Exchange or IBM Lotus Domino and also those users that wish to access a personal email account in addition to their enterprise email account. BlackBerry 6510 customers can use the BlackBerry Web Client application to select their ISP accounts, access their web mail account, configure settings, define email filters and set auto signatures. Note: IT departments running BlackBerry Enterprise Server retain the ability to centrally control and implement policies on handhelds that prevent access to personal ISP accounts.

PRICING AND AVAILABILITY

The BlackBerry 6510, BlackBerry Enterprise Server, BlackBerry Web Client and associated services are available today from Nextel. Handheld and airtime pricing are determined by Nextel and vary based on specific service plans.

NOTE TO EDITORS: To download images of the new BlackBerry 6510 and other graphics and photos, please visit:
http://www.rim.com/news/kit/media/downloads/index.shtml.


About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      # # #

Media Contact:
Andrew Tingley
Brodeur Worldwide for RIM
212.771.3645
atingley@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

* Requires BlackBerry Enterprise Server v.2.1 or higher

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                   SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Research In Motion Limited
                                           -------------------------------------
                                                       (Registrant)

Date:          December 3, 2002            By: /s/ Rob Duncan
            ------------------------          ----------------------------------
                                                      (Signature)

                                              Rob Duncan
                                              VP, Corporate Controller